SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to ________

Commission File Number 1-8097

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ensco Multinational Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ

1

ENSCO MULTINATIONAL SAVINGS PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

2

Report of Independent Registered Public Accounting Firm

To the Trustees of and Plan Administrator of the
Ensco Multinational Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ensco Multinational Savings Plan as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ensco Multinational Savings Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements referred to above. The supplemental schedule of Schedule I - Investments as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements referred to above taken as a whole.

/s/ Whitley Penn LLP
Fort Worth, Texas
March 28, 2013

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012

	Total	Ensco plc Class A Ordinary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Skandia Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Other Mutual Funds	Cash
ASSETS:
Investments at fair value:
Other investments (cost $12,017,273)	$12,677,294	$—	$4,588,684	$1,804,735	$1,148,079	$1,389,532	$1,246,845	$995,382	$1,504,037	$—
Ensco plc Class A ordinary shares (cost $2,269,199)	2,689,593	2,689,593	—	—	—	—	—	—	—	—
Total investments	15,366,887	2,689,593	4,588,684	1,804,735	1,148,079	1,389,532	1,246,845	995,382	1,504,037	—
Cash	317,039	—	—	—	—	—	—	—	—	317,039
Receivables:
Employee contributions	439,396	57,437	139,542	47,310	30,152	37,183	32,370	19,516	75,886	—
Employer contributions	6,478,204	780,840	2,519,237	632,099	358,885	487,001	436,658	283,485	943,818	36,181
Total receivables	6,917,600	838,277	2,658,779	679,409	389,037	524,184	469,028	303,001	1,019,704	36,181
NET ASSETS AVAILABLE FOR BENEFITS	$22,601,526	$3,527,870	$7,247,463	$2,484,144	$1,537,116	$1,913,716	$1,715,873	$1,298,383	$2,523,741	$353,220
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011

	Total	Ensco plc American Depositary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Skandia Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Other Mutual Funds	Cash
ASSETS:
Investments at fair value:
Other investments (cost $6,074,488)	$6,297,753	$—	$2,342,681	$861,426	$673,062	$728,266	$667,799	$601,523	$422,996	$—
Ensco plc American depositary shares (cost $1,438,666)	1,475,165	1,475,165	—	—	—	—	—	—	—	—
Total investments	7,772,918	1,475,165	2,342,681	861,426	673,062	728,266	667,799	601,523	422,996	—
Cash	164,042	—	—	—	—	—	—	—	—	164,042
Receivables:
Employee contributions	92,038	12,756	28,195	9,918	9,421	9,547	8,233	7,746	6,222	—
Employer contributions	1,458,080	199,817	578,877	156,169	107,320	118,091	99,179	96,965	91,977	9,685
Total receivables	$1,550,118	$212,573	$607,072	$166,087	$116,741	$127,638	$107,412	$104,711	$98,199	$9,685
NET ASSETS AVAILABLE FOR BENEFITS	$9,487,078	$1,687,738	$2,949,753	$1,027,513	$789,803	$855,904	$775,211	$706,234	$521,195	$173,727
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
YEAR ENDED DECEMBER 31, 2012

	Total	Ensco plc Class A Ordinary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Skandia Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Other Mutual Funds	Cash
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$61,036	$59,883	$828	$—	$—	$—	$—	$—	$—	$325
Realized gains	250,888	61,686	—	9,914	57,069	37,558	21,810	28,399	34,452	—
Unrealized appreciation	909,019	460,664	—	199,602	16,952	102,516	60,801	33,433	35,051	—
Total investment income	1,220,943	582,233	828	209,516	74,021	140,074	82,611	61,832	69,503	325
Contributions:
Participant	4,671,171	592,437	1,568,287	512,954	309,453	383,171	344,594	216,747	743,528	—
Employer	8,958,766	1,081,495	3,524,778	876,029	493,305	678,327	597,732	388,713	1,280,702	37,685
Total contributions	13,629,937	1,673,932	5,093,065	1,388,983	802,758	1,061,498	942,326	605,460	2,024,230	37,685
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(1,736,057)	(366,740)	(737,721)	(148,162)	(124,535)	(110,523)	(57,821)	(74,883)	(92,919)	(22,753)
Administrative expenses	(375)	—	—	—	—	—	—	—	—	(375)
Total deductions	(1,736,432)	(366,740)	(737,721)	(148,162)	(124,535)	(110,523)	(57,821)	(74,883)	(92,919)	(23,128)
TRANSFERS, NET	—	(49,293)	(58,462)	6,294	(4,931)	(33,237)	(26,454)	(260)	1,732	164,611
NET INCREASE	13,114,448	1,840,132	4,297,710	1,456,631	747,313	1,057,812	940,662	592,149	2,002,546	179,493
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,487,078	1,687,738	2,949,753	1,027,513	789,803	855,904	775,211	706,234	521,195	173,727
End of year	$22,601,526	$3,527,870	$7,247,463	$2,484,144	$1,537,116	$1,913,716	$1,715,873	$1,298,383	$2,523,741	$353,220
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
YEAR ENDED DECEMBER 31, 2011

	Total	Ensco plc American Depositary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Skandia Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Other Mutual Funds	Cash
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$43,526	$42,706	$627	$—	$—	$—	$—	$—	$—	$193
Realized gains	102,799	23,616	—	31,458	13,476	6,424	10,131	5,244	12,450	—
Unrealized depreciation	(480,148)	(241,380)	—	(86,905)	(67,981)	(32,825)	(1,378)	(3,700)	(45,979)	—
Total investment (loss) income	(333,823)	(175,058)	627	(55,447)	(54,505)	(26,401)	8,753	1,544	(33,529)	193
Contributions:
Participant	1,108,935	162,776	322,863	128,461	114,214	117,185	107,298	83,374	72,764	—
Employer	2,008,910	286,242	743,262	222,837	157,072	172,140	146,072	142,803	128,797	9,685
Total contributions	3,117,845	449,018	1,066,125	351,298	271,286	289,325	253,370	226,177	201,561	9,685
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(504,298)	(102,600)	(242,492)	(32,910)	(31,727)	(18,817)	(29,531)	(16,490)	(27,207)	(2,524)
Administrative expenses	(475)	—	—	—	—	—	—	—	—	(475)
Total deductions	(504,773)	(102,600)	(242,492)	(32,910)	(31,727)	(18,817)	(29,531)	(16,490)	(27,207)	(2,999)
TRANSFERS, NET	—	(117,039)	124,408	(36,056)	(4,740)	(3,244)	(10,799)	132	14,308	33,030
NET INCREASE	2,279,249	54,321	948,668	226,885	180,314	240,863	221,793	211,363	155,133	39,909
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,207,829	1,633,417	2,001,085	800,628	609,489	615,041	553,418	494,871	366,062	133,818
End of year	$9,487,078	$1,687,738	$2,949,753	$1,027,513	$789,803	$855,904	$775,211	$706,234	$521,195	$173,727
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. PLAN ORGANIZATION AND DESCRIPTION
The Ensco Multinational Savings Plan (the “Plan”) is a defined contribution plan available to international expatriate employees (“Eligible Employees”) of Ensco plc and subsidiaries (the “Company” or “Ensco”). The Plan was established on January 1, 2009 to provide a retirement benefit for Eligible Employees through Company profit sharing contributions and matching contributions based on Eligible Employee contributions, and to promote and encourage Eligible Employees to provide additional security and income for their retirement through a systematic savings program. Based upon current law and published interpretations, the Company does not believe that the Plan is subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended. The following description of the Plan provides only general information. Participants in the Plan (“Plan Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.
Participation
Eligible Employees of the Company may participate in the Plan upon meeting certain citizenship or residency requirements if they are not employed in their own country of tax residency and are not contributing to, or receiving benefits from, any other employer-sponsored savings plan. Eligible Employees may elect to participate in the employee savings feature of the Plan immediately following employment with the Company.
Eligible Employees automatically participate in the profit sharing feature of the Plan after completing at least 92 days of continuous full-time employment if they are employed at calendar year-end. The profit sharing contributions of the Company are at the discretion of the Board of Directors as disclosed below.
Contributions
Plan Participants may elect to make contributions to the Plan through salary and cash incentive award deferrals (“Savings Contributions”), which may or may not qualify for tax deferral based on each Plan Participant’s local tax requirements. Under the Plan, Savings Contributions are limited to 50% of the participant’s compensation and Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan.
At the discretion of its Board of Directors, the Company may make contributions to the Plan (“Matching Contributions”). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. The Company made Matching Contributions to active participant Eligible Employee accounts as follows:

	Matching Percentage
	2012	2011
First 5% of eligible compensation	100%	100%
Total Matching Contributions for the years ended December 31, 2012 and 2011 were $2,734,892 and $602,820, respectively.

At the discretion of its Board of Directors following the close of a fiscal year, the Company may also make annual profit sharing contributions to the Plan for the benefit of all Plan Participants (“Profit Sharing Contributions”). Annual Profit Sharing Contributions are allocated to Plan Participants based on their proportionate compensation. The 2012 and 2011 Profit Sharing contributions were awarded in cash in March 2013 and March 2012 and totaled $6,223,874 and $1,406,090, respectively. The 2012 and 2011 Profit Sharing Contributions were included in employer contributions in the statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011, respectively.
Plan Administration
Assets in the Plan are held in trust by Citco Trustees (Cayman) Limited as original trustee on behalf of, and for the benefit of, Plan Participants. The Board of Directors selected the trustee upon the recommendation of Company management. The trustee has the authority to manage or dispose of Plan assets as if it were the beneficial owner thereof. However, the trustee and the Company have delegated the management of day-to-day investment elections and administration of the Plan to Global Group Services Incorporated, the administrator, and UBS Financial, Inc., the custodian. Global Group Services Incorporated performs all recordkeeping services.

Vesting
A Plan Participant’s Matching Contribution account balance and Profit Sharing Contribution account balance become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage
Less than one year	—%
One year	33%
Two years	67%
Three or more years	100%
A Plan Participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing Contribution account balance upon certain events, including death or disability, attaining the age of 65 or a period of service with the Company of at least three years, or a full termination of the Plan. A Plan Participant’s Savings Contribution account balance is fully vested at all times.
The unvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan Participants are forfeited to the Plan and may be used to pay certain administrative expenses of the Plan or to reduce the amount of future employer contributions. The Plan held forfeiture balances totaling $253,856 and $120,971 included in net assets available for benefits as of December 31, 2012 and 2011, respectively. The Plan did not use its forfeiture balance to reduce any portion of the Company’s Matching Contributions during the years ended December 31, 2012 and 2011.
Distributions
Distributions of a Plan Participant’s Savings Contribution account and the vested portion of a participant’s Matching Contribution account and Profit Sharing Contribution account generally are made within 60 days of an employee request due to termination of employment. As of December 31, 2012 and 2011, all Plan Participants who had elected to withdraw from the Plan had been paid.

Hardship Withdrawals
Should a Plan Participant experience a hardship, he or she may elect to withdraw all or part of his or her vested account balance from the Plan. All cases of hardship must be presented in writing to, and approved by, the Company. The Company may request additional supporting documentation from Plan Participants to substantiate any case of hardship. The Company may, at its discretion, approve all or part of the withdrawal request. Hardship withdrawals are recorded as distributions in the period in which they are paid. Hardship withdrawals totaling $26,003 were paid during the year ended December 31, 2012. No hardship withdrawls were paid during the year ended December 31, 2011.
Investments
The Plan allows participants to direct all contributions among a number of different investment funds held by UBS Financial, Inc., including Ensco plc Class A Ordinary Shares of the Company (the “Ensco Class A Fund”). On May 22, 2012, the Company terminated its American depositary shares ("ADS") facility and its outstanding ADSs were converted into Class A ordinary shares on a one-for-one basis. In connection with the termination of the ADS facility and the conversion to Class A ordinary shares, the Plan was amended by the Company, effective January 1, 2012, to convert outstanding Ensco ADSs to Class A ordinary shares of the Company.
Additionally, the Plan limits the portion of a participant’s aggregate account balance that may be invested in the Ensco Class A Fund to 25 percent. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Plan Participant’s account based on the change in unit value for each investment fund in which the participant has an account balance.
Reclassification
Certain amounts included in employer contributions receivable in the statement of net assets available for benefits in the prior year have been reclassified to employee contributions receivable to conform to the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
The Plan’s investments are stated at fair value using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end and there are no redemption restrictions associated with those investments. Purchases and sales of shares in mutual funds and the Ensco Class A Fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date. See “Note 4 - Fair Value Measurements” for additional information on the fair value measurement of the Plan’s net assets.
The Plan presents in the statement of changes in net assets available for benefits the realized gains and/or losses and the unrealized appreciation (depreciation) on investments, which are calculated based on beginning of the year market values of investments to the date of sale and the purchase price, if purchased during the year, to the end of the year market value.
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor, Ensco, to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for benefits, as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.
Distributions
Distributions of benefits to Plan Participants are recorded when paid.
3. PLAN INVESTMENTS
As of December 31, 2012 and 2011, the Plan’s investment options included the following:
Ensco Class A Fund: Previously, this fund was invested in the Company’s ADSs, evidenced by an American Depositary Receipt, which represented a Class A ordinary share of Ensco plc. In connection with the termination of the Company's ADS facility, the Plan was amended, effective January 1, 2012, so that all outstanding Ensco ADSs were converted into Class A ordinary shares on a one-for-one basis. The fund had 393 and 107 participants as of December 31, 2012 and 2011, respectively.
Invesco AIM US Dollar Liquidity Portfolio: This money market fund seeks to provide investors with a high level of current income, while preserving capital and maintaining liquidity by investing in a portfolio of high quality US dollar denominated short-term money market instruments. The fund had 515 and 146 participants as of December 31, 2012 and 2011, respectively.
MFS Meridian Global Equity Fund: This mutual fund seeks to provide investors capital appreciation by investing in a portfolio of equity securities of global issuers. The fund had 319 and 72 participants as of December 31, 2012 and 2011, respectively.
Pioneer Funds-North American Basic Value: This mutual fund seeks to provide investors capital appreciation over the medium to long-term by investing in a portfolio of equities and equity-linked instruments issued by companies that have their registered office in North America or that exercise the preponderant part of their economic activity in North America. The fund had 264 and 65 participants as of December 31, 2012 and 2011, respectively.
Templeton Global Bond Fund: This mutual fund seeks to provide investors a maximum total return, consisting of a combination of interest income, capital appreciation and currency gains by investing in a portfolio of fixed income securities worldwide. The fund had 314 and 70 participants as of December 31, 2012 and 2011, respectively.
Skandia Total Return USD Bond Fund: This mutual fund seeks to provide investors both current income and capital appreciation by investing in a portfolio of intermediate-term investment grade securities. The fund had 304 and 75 participants as of December 31, 2012 and 2011, respectively.
MFS Meridian Global Total Return Fund: This mutual fund seeks to provide investors total return by investing in a portfolio of large-cap equity securities and investment grade government bonds. As of December 31, 2012, the fund represented less than 5% of total net assets available for benefits under the Plan and had 208 participants. As of December 31, 2011, the fund had 58 participants.
Legg Mason Global Funds-Royce Smaller Companies: This mutual fund seeks to provide investors long-term capital appreciation by investing in a portfolio of equity securities issued by mid-cap and small-cap companies with stock market capitalizations of less than US $5 billion. As of December 31, 2012, the fund represented less than 5% of total net assets available for benefits under the Plan and had 146 participants. As of December 31, 2011, the fund had 58 participants.
Morgan Stanley Global Property Fund: This mutual fund seeks to provide investors long-term capital appreciation by investing in a portfolio of companies in the real estate industry based around the world. As of December 31, 2012, the fund, which was a new investment option for the Plan during 2012, represented less than 5% of total net assets available for benefits under the Plan and had 182 participants.
Franklin U.S. Opportunities Fund: This mutual fund seeks to provide investors long-term capital appreciation by investing in equity securities of small, medium and large U.S. companies that have strong growth potential. As of December 31, 2012, the fund, which was a new investment option for the Plan during 2012, represented less than 5% of total net assets available for benefits under the Plan and had 184 participants.
Templeton Emerging Markets Fund: This mutual fund seeks to provide investors long-term capital appreciation by investing equity securities of emerging market companies which derive a significant proportion of their revenues or profits from emerging economies. As of December 31, 2012, the fund, which was a new investment option for the Plan during 2012, represented less than 5% of total net assets available for benefits under the Plan and had 196 participants.

During 2012 and 2011 the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2012	2011
Proceeds	$1,937,421	$673,605
Aggregate cost	1,686,533	570,806
Realized gains	250,888	102,799
Unrealized appreciation/(depreciation)	909,019	(480,148)
Net appreciation/(depreciation) in fair value of investments	$1,159,907	$(377,349)
4. FAIR VALUE MEASUREMENTS
Certain provisions of FASB ASC 820-10 establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”) and the lowest priority to unobservable inputs (“Level 3”). Level 2 measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1. The following fair value hierarchy table categorizes information regarding the Plan’s net assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2012
Other investments	$12,677,294	$—	$—	$12,677,294
Ensco Class A Fund	2,689,593	—	—	2,689,593
Total investments	$15,366,887	$—	$—	$15,366,887
As of December 31, 2011
Other investments	$6,297,753	$—	$—	$6,297,753
Ensco ADS Fund	1,475,165	—	—	1,475,165
Total investments	$7,772,918	$—	$—	$7,772,918
5. ADMINISTRATIVE FEES
The Plan has no employees. All administrative expenses of the Plan have been paid by the Company. Fees paid by the participants and the Plan for investment management and other related services amounted to approximately $375 and $475 for the years ended December 31, 2012 and 2011, respectively.

6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.
7. TAX STATUS
The Plan is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended.
In consideration that Plan Participants are not U.S. citizens, permanent residents or otherwise U.S. tax residents at any time they are participating, Plan Participants will not be directly subject to U.S. federal income tax on any dividends paid on stock of a U.S. corporation. However, the Cayman Islands trust that holds the Plan’s assets will be subject to U.S. federal income tax on such dividends at a rate of 30%, withheld at source. The trust will not be entitled to any lower tax treaty rates even if a Plan Participant would have been eligible for such lower treaty rates if he or she held the stock directly. Depending on a Plan Participant’s country of residence, he or she may be entitled to a credit against his or her local income tax (if applicable) for the U.S. federal income tax on dividends received by the trust.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the relevant tax authority. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2009.
8. RELATED PARTY TRANSACTIONS
Class A ordinary shares of the Company held by the Plan in the Ensco Class A Fund as an investment qualify as party-in-interest transactions. As of December 31, 2012 and 2011, the Plan’s investment in the Ensco Class A Fund (previously Ensco ADS fund prior to the termination of the Company's ADS facility and conversion to Class A ordinary shares during 2012) was based on the closing price on such dates of $59.28 per share and $46.92 per share, respectively. Like any investment in publicly traded securities, the Company’s Class A shares are subject to price changes. The high and low prices for the Company’s Class A Fund shares were $61.48 and $41.63 for 2012 and the high and low prices for the Company’s ADSs were $60.31 and $37.39 for 2011. The Company’s Class A shares and ADSs totaled approximately 12% and 16% of the Plan’s net assets as of December 31, 2012 and 2011, respectively.
9. RISKS AND UNCERTAINTIES
The Plan invests in various investment options that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near term and that such changes could materially affect Plan Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Information
Schedule I
ENSCO MULTINATIONAL SAVINGS PLAN
SCHEDULE I - INVESTMENTS
AS OF DECEMBER 31, 2012

Description	Number of shares/units	Market Value	Percentage of Net Assets
Invesco AIM US Dollar Liquidity Portfolio	4,588,684	$4,588,684	20.3%
MFS Meridian Global Equity Fund	51,965	1,804,735	8.0%
Templeton Global Bond Fund	49,222	1,389,532	6.2%
Skandia Total Return USD Bond Fund	67,712	1,246,845	5.5%
Pioneer Funds-North American Basic Value	18,258	1,148,079	5.1%
MFS Meridian Global Total Return Fund	40,744	995,382	4.4%
Legg Mason Global Funds-Royce Smaller Companies	6,050	665,943	3.0%
Templeton Emerging Markets Fund	8,483	314,459	1.4%
Morgan Stanley Global Property Fund	11,303	274,553	1.2%
Franklin U.S. Opportunities Fund	32,348	249,082	1.1%
Employer securities:
*Ensco Class A Fund	45,371	2,689,593	11.9%
Total Investments		$15,366,887

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ensco Multinational Savings Plan

Date: March 28, 2013	/s/ ROBERT W. EDWARDS, III
By: Robert W. Edwards, III
Controller of Ensco plc

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm